UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

Date of report: November 18, 2022

Commission File Number: 001-39115

WISEKEY INTERNATIONAL HOLDING AG

(Exact Name of Registrant as Specified in Charter)

WISEKEY INTERNATIONAL HOLDING LTD

(Translation of Registrant’s name into English)

Canton of Zug, Switzerland	General-Guisan-Strasse 6 CH-6300 Zug, Switzerland	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F                     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit No.	Description

1.1	Press release of WISeKey International Holding AG, issued on November 18, 2022.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2022	wisekey international holding ag

	By:	/s/ Carlos Moreira
		Name:	Carlos Moreira
		Title:	Chief Executive Officer

	By:	/s/ Peter Ward
		Name:	Peter Ward
		Title:	Chief Financial Officer

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